March 15, 1994


Board of Trustees of Insitutional
      Daily Income Fund

Gentlemen:

     We hereby subscribe for 100,000 shares of beneficial interest, $.01 par value per share, of Institutional Daily Income Fund, a Massachusettes business trust (the "Trust"), at $1.00 per share for an aggregate purchase price of $100,000. Our payment in full is confirmed.

     We hereby represent and agree that we are purchasing these shares of beneficial interest for investment purposes, for our own account and risk and not with a view to any sale, division or other distribution thereof within the meaning of the Securities Act of 1933 as amended, nor with any present intention of distribution or selling such shares. We further agree that if any of such shares are redeemed during the period that the deferred organizational expenses of the Trust are being amortized, we will reimburse the Trust the then unamortized organizational expenses in the same ratio as the number of shares redeemed bears to the number of such shares held at the time of redemption.

Very truly yours,


                                    NEW ENGLAND INVESTMENT COMPANIES, L.P.

                                    By:  NEW ENGLAND INVESTMENT COMPANIES, INC.
                                            General Partner

                                    By:  /s/ William Berkowitz



Confirmed and Accepted:

INSITUTIONAL DAILY INCOME FUND

By: \s\ Bernadette N. Finn